Exhibit 12

ALERIS INTERNATIONAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	For the three months ended March 31,
	2005	2004
Earnings:
Earnings before provision for income taxes and minority interests	$32,976	$4,646
Less/Add: Equity earnings/losses	134	(17)

Sub-total:	33,110	4,629
Add: Total fixed charges (per below)	11,416	6,998
Less: Interest capitalized	(281)	(63)

Total Earnings	$44,245	$11,564

Fixed Charges:
Interest expense, including interest capitalized	$10,613	$6,507
Portion of rental expense representative of the interest factor	803	491

Total fixed charges	$11,416	$6,998

Ratio of Earnings to Fixed Charges	3.9	1.7